SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Receives Antitrust Authority Approval of VRG Acquisition

São Paulo, June 25, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), parent company of GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announced today that the Brazilian Administrative Board for Economic Defense (Cade) approved the completion of the VRG acquisition by GTI S.A., a subsidiary of GOL Linhas Aereas Inteligentes S.A. with no restrictions, allowing the Company to consolidate its passenger and cargo transportation.

“We are very happy to have received Cade approval, which will allow us to consolidate our investments and improve synergies between the airlines’ operations. The addition of VRG will increase our network capacity and allow us to offer more convenient flight schedules, launch new routes and add service to new destinations, which will have a positive effect on the dynamics of the Brazilian aviation industry as a whole. Most importantly, the acquisition will benefit our customers, who will now have access to more options in the market,” says Constantino de Oliveira Junior, GOL’s President and CEO.

Additionally, integrating GTA and VRG’s operations will allow the Company to optimize revenues and costs as well as maximize the consolidated company’s operational, financial and ancillary revenue capabilities. The Company will continue to invest in IT, quality passenger service, and expanding GTA and VRG’s route networks through organic growth and operational agreements with other airlines.

Cade determined that the acquisition will have no effect on market competition or consumer options in the Brazilian aviation industry. The acquisition of VRG, which was announced on March 28, 2007, and approved by the National Civil Aviation Agency (Anac) on April 3, 2007, had already received favorable rulings from the Ministry of Justice’s Secretary of Economical Law (SDE), the Ministry of Finance’s Secretary of Economical Monitoring (SEAE) and Cade’s Public Attorney.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith & N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.